

Mail Stop 3720

July 5, 2007

Guy Nissenson
Chief Executive Officer
Xfone, Inc.
2506 Lakeland Drive, Suite 100
Jackson, MS 39232

      Re: **Xfone, Inc.**
              Registration Statement on Form SB-2
              Filed June 8, 2007
              File No. 333-143618

              Form 10-KSB for the fiscal year ended December 31, 2006
              Filed March 30, 2007
              File No. 1-32521

Dear Mr. Nissenson:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page

1. We note your disclosure that the company intends to offer up to 2,000,000 shares on a best efforts basis for up to 90 days "at a fixed price between $3.00 and $4.00 per share

depending on the market price for the Company's Common Stock." We note similar disclosure on page nine, but that you will offer the shares "at a fixed price of between $2.75 and $3.50 per share depending on the market price for the Company's Common Stock." Your disclosure gives the appearance that you intend to conduct an at-the-market offering of your common stock. As you are not eligible to conduct an at-the-market offering under Rule 415(a)(4) of Regulation C, please clarify your disclosure to reflect the manner by which the company will fix the price in compliance with Rule 415(a)(1)(ix).

2. We note your disclosure that "the proceeds may be placed in escrow, trust or any similar account." Please clarify whether or not there <u>are</u> any arrangements to place the funds in an escrow, trust, or similar account. See Item 501(a)(9)(iii) of Regulation S-B.

3. We note your disclosure that you "may engage a registered broker-dealer to act as our placement agent on a 'best efforts' basis to assist us in the sale of our shares." If you have not engaged a broker-dealer to conduct the distribution, please remove all discussions of the company's potential use of a broker-dealer from the prospectus cover page. You may, if you wish, refer to the potential use of a broker-dealer in the Plan of Distribution section, but you must then expressly state that you will file a post-effective amendment to disclose the details of the arrangement with the broker-dealer.

4. Please provide the disclosure required by Item 501(a)(9)(iv) of Regulation S-B. With respect to the best efforts offering of shares by the company, clearly highlight here and throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering.

5. Please provide the legend required by Item 501(a)(10) of Regulation S-B if you intend to use the prospectus prior to the effectiveness of the registration statement.

Risk Factors, page 11

6. As the company's best efforts offering must be conducted at a fixed price, please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares.

Executive Compensation, page 55

7. Please note that the Commission recently adopted amendments to the disclosure requirements for executive and director compensation and related person transactions, among other areas. Please revise to provide the disclosure required by amended Items 401,

402, 404 and 407(a) of Regulation S-B. In addition, amend your Form 10-KSB for the fiscal year ended December 31, 2006 to provide the appropriate disclosure required by these items of Regulation S-B. See SEC Release No. 33-8732A (August 29, 2006), available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf. See also SEC Release No. 33-8765 (December 22, 2006), available on our website at http://www.sec.gov/rules/final/2006/33-8765.pdf.

*　　*　　*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Zitko, Staff Attorney, at 202-551-3399, Kathleen Krebs, Special Counsel, at 202-551-3350, or me, at 202-551-3833, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Arthur Marcus
        Gersten Savage
        (212) 980-5192